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                   Issuer Free Writing Prospectus filed pursuant to Rule 433
                   Registration No. 333-163560
                   Issuer Free Writing Prospectus dated February 3, 2010 Relating to the Preliminary Prospectus dated January 21, 2010


INFORMATION

FOR IMMEDIATE RELEASE

                                                           FIRST MARINER BANCORP
                                                          1501 S. Clinton Street
                                                      Baltimore, Maryland  21224

                                                    FOR FURTHER INFORMATION CALL
                                                                  Mark A. Keidel
                                                                    410.558.4281


              FIRST MARINER BANCORP ANNOUNCES AGREEMENT TO EXCHANGE
            COMMON STOCK AND WARRANTS FOR TRUST PREFERRED SECURITIES


BALTIMORE, MD - FEBRUARY 3, 2010 - First Mariner Bancorp (Nasdaq: FMAR) announced today that it has entered into an agreement with its Chairman and Chief Executive Officer, Edwin F. Hale, Sr., who has agreed to purchase trust preferred securities issued by Mariner Capital Trust II, Mariner Capital Trust IV and Mariner Capital Trust VIII. Mr. Hale, through the agreement with First Mariner Bancorp, has agreed to exchange $20.0 million of the trust preferred securities for $2.0 million in common stock of First Mariner Bancorp plus warrants to purchase shares equal to 20% of the shares issued in the exchange. Mr. Hale has agreed to purchase the trust preferred securities, which have an aggregate liquidation amount of $20.0 million, for $2.0 million.

The exchange is subject to the approval of the Company's stockholders under the Nasdaq Marketplace Rules. The Company intends to submit a proposal for the approval of the exchange for the consideration of its stockholders as soon as possible.

Mr. Hale commented, "I am pleased to have the opportunity to exchange $20.0 million of debt for common stock valued at $2.0 million and warrants. This will provide a significant benefit to the Company by canceling $20.0 million of its debt and increasing its equity. There will be immediate value added to the Company and its stockholders as this exchange will substantially increase its consolidated capital ratios, improve tangible common equity as a percentage of assets, utilize a significant level of its deferred tax assets, and improve its debt to equity ratio. All of these positive effects will happen without diluting the book value per share of existing shares." Mr. Hale continued, "I am fully committed to recapitalizing the Company and have confidence in our success. This is yet another step forward in our overall plan to raise capital for the Company. We anticipate that the impact of the transaction will bring us much closer to achieving our goal of meeting and exceeding the capital requirements established in the Company's Written Agreement with the Federal Reserve Bank, and will further support our efforts to recapitalize the Company and the Bank," Mr. Hale concluded, "As a result this investment in the Company through the purchase and exchange of the trust preferred securities, I anticipate that I will not purchase shares of common stock in our upcoming rights offering".

The Trust Preferred securities subject to the exchange are hybrid securities with characteristics of both subordinated debt and preferred stock. The securities are carried as debt on the Company's statement of condition. First Mariner Bancorp and many bank holding companies have utilized these securities for their favorable tax, accounting and regulatory capital treatments. Upon completion of the agreed upon exchange, the Company intends to cancel the $20.0 million in trust preferred securities in exchange for common stock and warrants,
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eliminating this significant long term debt. The exchange is expected to increase stockholders' equity by approximately $12.8 million.


Under the agreement, First Mariner Bancorp will acquire the trust preferred securities in exchange for consideration consisting of shares of First Mariner common stock and warrants to buy First Mariner common stock. The aggregate number of shares of common stock to be exchanged (the "Initial Shares") will be valued at $2.0 million based on the average daily closing price of the common stock over the 20 trading days prior to the closing of the transaction (the "20-Day Average Closing Price"). The value of $2.0 million equals the amount the investors paid to acquire the securities. In the event that by June 30, 2010 the Company completes a public or private offering of its common stock for a price that is lower than the 20-Day Average Closing Price, then the Company will issue additional shares of common stock so that the total shares issued would be calculated based on the price per share at which shares were sold in the public or private offering.

In addition to the common stock, Mr. Hale will receive warrants to purchase a number of shares equal to 20% of the Initial Shares. The exercise price for the warrants will be the lesser of (i) the 20-Day Average Closing Price, (ii) if on or prior to June 30, 2010 the Company sells shares of common stock in a public or private offering, the price at which shares are sold in that offering, or
(iii) the price utilized in any subsequent agreement for the acquisition of trust preferred securities to determine the number of shares of common stock to be exchanged for such trust preferred securities exclusive of any warrants, warrant shares or warrant prices. The warrants will be exercisable for a period of five years.

The agreement further provides that in the event that on or prior to June 30, 2010 First Mariner Bancorp enters into an agreement to acquire other trust preferred securities and the value of the consideration to be issued in that transaction relative to the aggregate liquidation amount of trust preferred securities to be acquired is greater than the value of the consideration to be issued by First Mariner Bancorp in this transaction relative to the $20.0 million aggregate liquidation amount of trust preferred securities to be exchanged, the investors also will receive additional warrants at the same exercise price. The number of additional warrants would be such that the relative value of the aggregate consideration to be paid in this transaction equals the relative value of the aggregate consideration to be paid in the subsequent transaction, provided that the number of shares subject to the additional warrants could not exceed 20% of the Initial Shares.

Other directors and executive officers of the Company have agreed to purchase trust preferred securities issued by Mariner Capital Trust IV with an aggregate liquidation amount of $6.0 million. The Company may seek to negotiate a substantially identical agreement for the exchange of common stock and warrants for that $6.0 million of trust preferred securities. Any such exchange also would be expected to be subject to the approval of the Company's stockholders under the Nasdaq Marketplace Rules. However, no agreement with the holders of the $6.0 million of trust preferred securities exists and that $6.0 million of trust preferred securities will remain outstanding unless and until an agreement is reached with the holders of the trust preferred securities.

The shares of stock, warrants and stock issuable upon the exercise of warrants have not been registered under the Securities Act of 1933, as amended and may not be offered or sold in the United States absent registration or an applicable exemption from such registration requirements.

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1st Mariner Bancorp is a bank holding company with total assets of $1.38 billion. Its wholly owned banking subsidiary, 1st Mariner Bank, with total assets of $1.37 billion, operates 24 full service bank branches in Baltimore, Anne Arundel, Harford, Howard, Talbot, and Carroll counties in Maryland, the City of Baltimore, and Shrewsbury, Pennsylvania. 1st Mariner Mortgage, a division of 1st Mariner Bank, operates retail offices in Central Maryland and the Eastern Shore of Maryland. 1st Mariner Mortgage also operates direct marketing mortgage operations in Baltimore County. 1st Mariner Bancorp's common stock is traded on the NASDAQ Global Market under the symbol "FMAR". 1st Mariner's Website address is www.1stMarinerBancorp.com, which includes
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comprehensive level investor information.

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements do not represent historical facts, but are statements about management's beliefs, plans and objectives about the future, as well as its assumptions and judgments concerning such beliefs, plans and objectives. These statements are evidenced by terms such as "anticipate," "estimate," "should," "expect," "believe," "intend" and similar expressions. Although these statements reflect management's good faith beliefs and projections, they are not guarantees of future performance and they may not prove true. These projections involve risk and uncertainties that could cause actual results to differ materially from those addressed in the forward-looking statements, including the uncertainty of the receipt of stockholder approval of the exchange and the Company's continuing ability to fully utilize its net operating loss carryforwards. For a discussion of other risks and uncertainties, see the section of the periodic reports that 1st Mariner Bancorp files with the Securities and Exchange Commission entitled "Risk Factors."

First Mariner Bancorp will file a preliminary proxy statement concerning the exchange with the Securities and Exchange Commission (the "SEC") and expects to file and mail a definitive proxy statement to shareholders as soon as practicable. Shareholders of First Mariner Bancorp are urged to read the proxy statement when it is available because it will contain important information. Investors are able to obtain all documents filed with the SEC by First Mariner Bancorp free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by First Mariner Bancorp may be read and copied at the SEC's public reference room at 100 F Street, N.E., Washington, DC. The directors, executive officers, and certain other members of management and employees of First Mariner Bancorp are expected to be participants in the solicitation of proxies in favor of the exchange from the shareholders of First Mariner Bancorp. Information about the directors and executive officers of First Mariner Bancorp will be included in the proxy statement to be filed with the SEC.

The Company has filed a registration statement (including a preliminary prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer will arrange to send you the prospectus if you request it by calling toll free 1-888-742-1305. The documents can also be obtained for free from the "Investor Relations -- Documents" section of the Company's website at http://www.snl.com/Irweblinkx/doc.aspx?IID=1024706&DID=10449498.


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